U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

                                     (Check One):

           [X]  Form 10-KSB    [ ]  Form 20-F   [ ]  Form 11-K   [ ]  Form
                               10-QSB   [X]  Form N-SAR
                         For Period Ended:  December 31, 1995



                    Nothing in  this form shall be  construed to imply
               that  the  Commission  has  verified   any  information
               contained herein.


               If  the  notification relates  to  a portion  of  the filing
               checked   above,  identify   the   Item(s)   to  which   the
               notification relates:  Not Applicable


          Part I Registration Information


               Full Name of Registrant:  LoneStar Hospitality Corporation

               Former Name if Applicable:

               Address of Principal Executive Office (Street and Number)

                    3131 Turtle Creek Boulevard, Suite 1301  Dallas, Texas
          75219
                         (City, State and Zip Code)


          Part II Rules 12b-25 (b) and (c)


          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date; and




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          [ ]  (c)  The accountant's statement or other exhibit required by
          Rule 12b-25(c) has been attached if applicable.


          Part III Narrative


          State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

                    LoneStar  Hospitality Corporation  (the "Company")
               is negotiating the sale of its restaurant assets in a transaction to be described in its Report. The outcome of these negotiations and the structure the proposed transaction affect certain information presented in the financial statements to be included in the Form 10-QSB. The Company was not able to determine the likelihood of success of such negotiations in sufficient time to permit the filing within the prescribed period of time for its quarterly report on Form 10-QSB.


          Part IV Other Information


               (1) Name and telephone number of person to contact in regard to this notification

                         Steven B. Solomon             (214)
          520-9292
                         (Name)                        (Area Code)
          (Telephone Number)

               (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X]  Yes    [ ]  No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ]  Yes    [X]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






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                           LoneStar Hospitality Corporation
                     (Name of Registrant as specified in charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date:  February __, 1996           By:
                                             Steven B. Solomon, President

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.


                                      ATTENTION

               Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




































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                           LoneStar Hospitality Corporation
                     (Name of Registrant as specified in charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date:  February __, 1996           By:   /s/ Steven B. Solomon
                                             Steven B. Solomon, President

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.


                                      ATTENTION

               Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




































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